Exhibit 12.1

QUEST DIAGNOSTICS INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS, EXCEPT RATIOS)

	For The Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Income from continuing operations before taxes, equity earnings and minority share of income	$176,273	$1,028,161	$941,498	$822,880	$725,920	$531,469
Adjustments:
Distributed income from less than 50% owned companies	5,300	26,411	25,492	21,973	13,881	17,034
Fixed charges	41,428	147,133	108,751	103,725	100,312	88,997

Earnings from continuing operations before taxes and fixed charges, as adjusted	$223,001	$1,201,705	$1,075,741	$948,578	$840,113	$637,500

Fixed charges:
Interest expense	$28,168	$96,997	$63,266	$60,464	$61,064	$57,707
Portion of rent expense which represents interest factor	13,260	50,136	45,485	43,261	39,248	31,290

Total fixed charges	$41,428	$147,133	$108,751	$103,725	$100,312	$88,997

Ratio of earnings to fixed charges	5.4x	8.2x	9.9x	9.2x	8.4x	7.2x